15046276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
424 MADISON AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN E ROSS 212-582-2524
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ADEPTUS PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

6 EAST 45TH STREET, 10TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORMAN E ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSS SECURITIES CORPORATION, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JARYDD A. DAWKINS
Notary Public - State of New York
No.01DA6309586
Qualified in New York County
My Commission Expires 8/11/2018

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS SECURITIES CORPORATION

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2014

ROSS SECURITIES CORPORATION
Table of Contents

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Ross Securities Corporation

We have audited the accompanying financial statements of Ross Securities Corporation (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ross Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ross Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Ross Securities Corporation's financial statements. The supplemental information is the responsibility of Ross Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners, LLC

New York, NY
February 6, 2015

Offices:
New York City
Long Island
New Jersey

Ross Securities Corporation
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	27,220
Prepaid expense		4,591
TOTAL ASSETS	$	31,811
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	13,714
Accrued expenses		5,000
Total Liabilities		18,714
Shareholders' Equity		
Common stock - 1,000 shares authorized, 100 shares issued and outstanding		15,700
Accumulated deficit		(2,603)
Total Shareholders' Equity		13,097
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	31,811

The accompanying notes are an integral part of this financial statement.

Ross Securities Corporation
Statement of Operations
For the Year Ended December 31, 2014

Revenue		
Commissions revenue		$ 134,073
Expenses		
Salaries	$ 105,855	
Dues and licenses	1,439	
Rent	12,012	
Professional services	39,860	
General and administrative	14,888	
Total expenses		174,054
Loss from operations		(39,981)
Income taxes		2,993
Net loss		$ (42,974)

The accompanying notes are an integral part of this financial statement.

Ross Securities Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock		Retained Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount		
Balances, December 31, 2013	100	$ 15,700	$ 40,371	$ 56,071
Distributions	-	-	-	-
Net loss	-	-	(42,974)	(42,974)
Balances, December 31, 2014	100	$ 15,700	$ (2,603)	$ 13,097

The accompanying notes are an integral part of this financial statement.

Ross Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(42,974)
Net change in operating assets and liabilitites:		
Decrease in accounts receivable		3,160
Increase in prepaid expense		(4,591)
Decrease in other assets		750
Increase in accounts payable		13,264
Decrease in accrued expenses		(1,755)
Decrease in accrued income taxes		(2,000)
Net cash used in operating activities		(34,146)
Net decrease in cash		(34,146)
Cash, beginning of year		61,366
Cash, end of year	$	27,220
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income Taxes	$	2,993

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Ross Securities Corporation (the "Company") was incorporated on September 11, 2000 in the state of New York and operates as a limited broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory, Inc. ("FINRA"). The Company is privately owned and engages in the business of selling variable life insurance policies and annuities.

The Company operates completely pursuant to the exemptive provisions of SEC Rule 15c3-3 of the Securities and Exchange Commission. The Company does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities other than on an agency or riskless principal basis. The Company earns its commissions directly from insurance carriers. Additionally, the Company is exempt from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 since its business consists exclusively of the sale of variable annuities and the business of insurance.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) INCOME TAXES

A deferred tax asset has not been recorded for the benefit of the Company's operating loss since management is not able to conclude that it is more likely than not to be ultimately realized. The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files tax returns in the U.S. Federal jurisdiction and applicable states. The Company has no open years prior to 2010 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(f) REVENUE RECOGNITION

The Company records commission income when annual premiums are received by the insurance carriers and the commissions are paid to the Company.

(g) SUBSEQUENT EVENTS

For the year ended December 31, 2014, the Company has evaluated subsequent events for potential recognition or disclosure through February 6, 2015, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $8,506 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2014, the Company's net capital ratio was 2.20 to 1.

Note 3. CONCENTRATION OF RISK

The Company maintains its cash at a reputable financial institution, which at times may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 4. COMMITMENTS AND CONTINGENCIES

The Company has an expense sharing arrangement with an affiliated company. Operating expenses are allocated to the Company on a monthly basis and is calculated on usage. In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, accounts receivable, other assets and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

Ross Securities Corporation
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1 as of
December 31, 2014

Credit:		
Shareholders' Equity	$	13,097
Debits:		
Nonallowable assets:		
Prepaid expense		4,591
Total debits		4,591
Net capital before haircuts		8,506
Haircuts on securities positions		-
Net Capital		8,506
Minimum requirements of 6-2/3% of aggregate indebtedness of $18,714 or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	3,506
Aggregate Indebtedness:		
Accounts payable	$	13,714
Accrued expenses		5,000
Total aggregate indebtedness	$	18,714
Ratio of Aggregate Indebtedness to Net Capital		2.20 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of December 31, 2014.

See Independent Auditor's Report.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Ross Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ross Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

New York, NY
February 6, 2015

Offices:

New York City
Long Island
New Jersey

Ross Securities Corporation

424 Madison Avenue
14th Floor
New York, New York 10017
Tel 212 582 2524
Fax 212 315 4274

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Ross Securities Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligation under 17 C.F.R §240.15c3-3.

(2) The Company had no obligations under 17 C.F.R §240.15c3-3 throughout the most recent fiscal year without exception.

I, Norman Ross, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: ______________________
Title: President

cc: William Steinberg. Compliance Officer
Adeptus Partners, LLC
Thomas Keith George, FinOp

Member FINRA